Exhibit 99.1

Theratechnologies Announces Availability of EGRIFTA WR™ (tesamorelin) for injection to Reduce Excess Abdominal Fat in Adults with HIV and Lipodystrophy

EGRIFTA WR™ offers convenience of weekly reconstitution and reduced daily injection volume, compared to EGRIFTA SV®

Specialty pharmacies are now ordering EGRIFTA WR™ to fill prescriptions

MONTREAL, September 5, 2025 (GLOBE NEWSWIRE) — Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced the availability of EGRIFTA WR™ (tesamorelin) for injection for the reduction of excess abdominal fat in adult patients with HIV and lipodystrophy. The announcement follows the approval of EGRIFTA WR™ by the U.S. Food and Drug Administration (FDA) earlier this year.

“Excess visceral abdominal fat is an increasingly important health concern for people living with HIV, and for the healthcare providers who treat them,” said Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer at Theratechnologies. “With EGRIFTA WR™, we aim to simplify the management of excess visceral abdominal fat and enhance users’ experience, as part of our commitment to helping people with HIV live their best lives.”

The new, improved formulation of tesamorelin for injection – the only medication approved in the U.S. for the reduction of excess abdominal fat in adults with HIV who have lipodystrophy – will gradually replace EGRIFTA SV®, the current formulation. Specialty pharmacies are now ordering EGRIFTA WR™ to fill prescriptions for the new formulation. EGRIFTA SV® will continue to be available during a transitional period as managed care plans increasingly provide coverage for EGRIFTA WR™.

EGRIFTA WR™ only needs weekly reconstitution and requires less than half the injection volume as EGRIFTA SV®, which is reconstituted daily. The product is supplied as four single-patient-use vials, each containing 11.6 mg of tesamorelin, sufficient for seven daily injections. The daily dose is 1.28 mg (0.16 mL of the reconstituted solution) injected subcutaneously. EGRIFTA WR™ can be stored at room temperature (20° to 25° C [68° to 77° F]) before and after reconstitution. The EGRIFTA WR™ formulation is patent protected in the U.S. until 2033.

Pharmacokinetic studies have shown bioequivalence of EGRIFTA WR™ to the original F1 formulation of tesamorelin for injection (previously sold under the trade name EGRIFTA®). The most commonly reported adverse reactions of tesamorelin for injection include arthralgia, injection site reactions, pain in extremity, peripheral edema, and myalgia.

Individuals with HIV and lipodystrophy who are currently using EGRIFTA SV® can enroll in the Thera Patient Support® program to help them transition to EGRIFTA WR™ as insurance coverage becomes available. The program, which is offered free of charge, includes a dedicated team of Thera Nurse Navigators who are available to train enrolled patients on the use of EGRIFTA WR™.

“Our goal is to ensure a smooth transition to EGRIFTA WR™ for all eligible patients, and to safeguard their ongoing care,” Dr. Marsolais commented.

Further information about EGRIFTA WR™, including full prescribing information, instructions for use, and important safety information is available here.

Important Safety Information

EGRIFTA WR™ (tesamorelin) for injection is approved in the U.S. for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. EGRIFTA WR™ is a growth hormone- releasing factor (GHRF) analog that acts on pituitary cells in the brain to stimulate the production and release of endogenous growth hormone.

Limitations of Use:

•	Long-term cardiovascular safety of EGRIFTA WR™ has not been established. Consider risk/benefit of continuation of treatment in patients who have not had a reduction in visceral adipose tissue.
•	EGRIFTA WR™ is not indicated for weight loss management as it has a weight-neutral effect.
•	There are no data to support improved compliance with anti-retroviral therapies in HIV-positive patients taking EGRIFTA WR™.

Contraindications:

Do not use EGRIFTA WR™ if a patient:

•	Has disruption of the hypothalamic-pituitary axis due to hypophysectomy, hypopituitarism, pituitary tumor/surgery, head irradiation or head trauma.
•	Has active cancer.
•	Is allergic to tesamorelin or any of the ingredients in EGRIFTA WR™.
•	Is pregnant or planning to become pregnant.

The most commonly reported adverse reactions of EGRIFTA WR™ include: arthralgia, injection site reactions, pain in extremity, peripheral edema, and myalgia.

Healthcare providers and patients are encouraged to report adverse events at 1-833-23THERA (1-833-238-4372). You are encouraged to report side effects of prescription drugs to the FDA. Visit http://www.fda.gov/medwatchor call 1-800-FDA-1088.

Refer to this link for the full prescribing information, patient information and instructions for use for EGRIFTA WR™.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) the convenience of the new formulation of tesamorelin; (ii) the experience of using the new formulation of tesamorelin for patients; and (iii) the replacement of EGRIFTA SV® with EGRIFTA WR™. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this press release. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the marketplace will accept this new formulation of tesamorelin; (ii) EGRIFTA WR™ will be reimbursed by private and public payors; and (iii) no biosimilar version of tesamorelin will be approved by the FDA. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) patients and physicians do not adopt the new formulation of tesamorelin; and (ii) EGRIFTA WR™ does not get reimbursement coverage from private and/or public payors. The Company refers current and potential investors to the “Risk Factors” section of the Company’s annual information form filed under Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608